SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated (February 26, 2016)

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

British Telecommunications public limited company

26 February 2016

Publication of Supplement updating Existing Euro Medium Term Note Programme and Notification of Home Member State

The following Supplement has been approved by the UK Listing Authority and is available for viewing:

Supplement dated 26 February 2016 (the "Supplement") supplementing the Prospectus dated 29 May 2015 (the "Prospectus") relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme of British Telecommunications public limited company ("BT").

To view the Supplement in full, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3630Q_-2016-2-26.pdf

A copy of the Supplement will be submitted to the National Storage Mechanism and will be available shortly for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

BT Investor Relations
Tel: +44 20 7356 4909
E-mail: ir@bt.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Supplement you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained in the Supplement.

Home Member State

For the purposes of the Transparency Directive (Directive 2004/109/EC), as amended by the Transparency Directive Amending Directive (Directive 2013/50/EU) and DTR 6.4.2 of the Financial Conduct Authority's Disclosure Rules and Transparency Rules, the Home Member State of BT is the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: February 26, 2016